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                             June 15, 2021

       Erik Anderson
       Chief Executive Officer
       Decarbonization Plus Acquisition Corp
       2744 Sand Hill Road
       Suite 100
       Menlo Park. CA 94025

                                                        Re: Decarbonization
Plus Acquisition Corp
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed March 17,
2021
                                                            File No. 001-39632

       Dear Mr. Anderson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Revised Preliminary Proxy Statement on Schedule 14A

       Unaudited Pro Forma Condensed Combined Financial Information, page 63

   1. We note your response to prior comment 2, including the additional disclosures you provided in note 3(I)
and note 5 and your determination that the Earnout Shares will be classified as
liabilities. Please revise note 5 to more fully explain your subsequent accounting for the
Earnout shares and provide a sensitivity analysis that quantifies the impact of a potential
change in the per share market price of the post combination
                                                        company   s common
stock would have on the pro forma financial statements.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Erik Anderson
Decarbonization Plus Acquisition Corp
June 15, 2021
Page 2

        You may contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709
if you have questions regarding comments on the financial statements and related matters. Please contact Perry Hindin at 202-551-3444 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameErik Anderson                          Sincerely,
Comapany NameDecarbonization Plus Acquisition Corp
                                                         Division of
Corporation Finance
June 15, 2021 Page 2                                     Office of
Manufacturing
FirstName LastName